April 24, 2008

VIA EDGAR CORRESPONDENCE ONLY

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

First National Power Corporation

Form 10-KSB for the fiscal year ended December 31, 2007

Filed March 25, 2008

File NO. 333-62588

Dear Mr. Moran:

This letter is in response to your comment letter (the “Comment Letter”) dated April 9, 2008, with regard to the Form 10KSB filing of First National Power Corporation, a Delaware corporation (“First National” or the "Company") originally filed on March 25, 2008.  Our responses herein are keyed to the corresponding comment number from your Comment Letter.

Report Of Independent Registered Public Accounting Firm

1.

The Company’s Auditors are competent in US GAAP and compliance with US GAAS.  The Company’s auditors have provided a letter in response to this comment.  The letter is attached hereto.

Item 8A.  Disclosure Controls and Procedures

2.

The Company will update the reference to Rule 13a-15(e) in all future filings.

First National Power Corporation,

Registered Office - #219, 227 Bellevue Way NE, Bellevue, WA 98004

Cdn Office – Suite 200, 44 Greystone Crescent, Georgetown, ON L7G 1G9

Tel. (416) 918-6987 Fax: (905) 877-6382

April 24, 2008

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Finally, the Management of First National acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so First National can respond with a prompt response.

Thank you in advance for your courtesies.

FIRST NATIONAL POWER CORP

/s/ Peter Wanner

Peter Wanner

CFO and Director

First National Power Corporation,

Registered Office - #219, 227 Bellevue Way NE, Bellevue, WA 98004

Cdn Office – Suite 200, 44 Greystone Crescent, Georgetown, ON L7G 1G9

Tel. (416) 918-6987 Fax: (905) 877-6382